UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 12, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Exhibit 1

ELBIT SYSTEMS SCHEDULES FIRST QUARTER 2008 RESULTS RELEASE FOR MAY 20, 2008

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Conference Call Scheduled for May 20, 2008 at 9am ET

Haifa, Israel, May 12, 2008 – Elbit Systems Ltd. (NASDAQ: ESLT) announced today that it will be releasing its financial results for the first quarter of 2008 on Tuesday, May 20, 2008.

The Company will also be hosting a conference call later the same day at 9:00 am ET. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553

UK Dial-in Number: 0 800 917 9141

ISRAEL Dial-in Number: 03 918 0610

INTERNATIONAL Dial-in Number: +972 3 918 0610

at:

9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available 24 hours following end of the call.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers: 1 888 254 7270 (US); or +972 3 925 5929 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:

Joseph Gaspar, Executive VP & CFO

Dalia Rosen, Director of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail:   gspr@elbit.co.il

             daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail: info@gkir.com